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Renee E. Laws 617-235-4975 617-235-9905 fax renee.laws@ropesgray.com

June 27, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Mary Cole

Re:	GMO Trust (File No. 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On January 31, 2012, Mary Cole (the “Staff Reviewer”) of the staff of the Securities and Exchange Commission (the “Staff”) provided oral comments to Amanda Ryan and Renee Laws of Ropes & Gray LLP regarding Amendment No. 193 (“Amendment No. 193”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A relating to GMO Implementation Fund (the “Fund”). The Staff Reviewer requested that the Registrant respond to the comments via EDGAR correspondence. Accordingly, the Registrant has set forth its responses to the Staff Reviewer’s comments on Amendment No. 193 below, in connection with the Registrant’s next filing of an amendment to its Registration Statement with respect to the Fund.

Private Placement Memorandum

Management of the Fund

1.        In the section regarding management of the Fund, please indicate how long Ben Inker has been managing this particular Fund, rather than his length of service with GMO.

Response: The Registrant believes the current disclosure is sufficient and comports with the requirements of Item 5(b) of Form N-1A.

Securities and Exchange Commission	- 2 -	June 27, 2012

Financial Intermediary Compensation

1.	Please confirm that Item 8 of Form N-1A regarding financial intermediary compensation is not applicable to the Fund.

Response: Item 8 of Form N-1A is not applicable to the Fund because neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Investment Objective

1.	With respect to the Fund’s investment objective of “positive total return,” please define “total return.”

Response: A statement that total return includes both capital appreciation and income is located in the Private Placement Memorandum under “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses” – “Certain Definitions.”

2.        Please consider moving the second sentence in the “Investment Objective” section, regarding the fact that the Fund does not have a particular securities market index as a benchmark, to the “Principal Investment Strategies” section.

Response: The requested change has been made.

Principal Investment Strategies

1.        Please clarify the statement in the first paragraph under “Principal Investment Strategies” that “[t]he Manager pursues the Fund’s investment objective by using investment strategies designed to complement the investment program of GMO Benchmark-Free Allocation Fund. Accordingly, the Fund is not intended as a stand-alone investment” by explaining (a) whether the manager determines asset class exposure for the Fund based on the asset class exposure of GMO Benchmark-Free Allocation Fund, and (b) what the manager intends to achieve for the Fund, given that the Fund’s investment strategies are meant to “complement” the investment program of GMO Benchmark-Free Allocation Fund.

Response: The Registrant notes that the asset class exposure of the Fund is informed by the asset class exposure of Benchmark-Free Allocation Fund. The manager may cause the Fund to have greater or lesser exposure to certain asset classes as compared to Benchmark-Free Allocation Fund depending on the manager’s views and Benchmark-Free Allocation Fund’s exposures. In addition, the Registrant confirms that the manager seeks to achieve the Fund’s investment objective of positive total return. However, because the Fund’s investment program is complementary of Benchmark-Free Allocation Fund, the Fund is not intended, from a risk perspective or otherwise, to be a standalone investment.

Description of Principal Risks

1.        Under “Derivatives Risk,” please describe the specific types of derivative contracts in which the Fund may invest and the specific risks associated with each type of contract.

Securities and Exchange Commission	- 3 -	June 27, 2012

Response: The Registrant believes that the disclosure in the Fund’s Private Placement Memorandum and Statement of Additional Information sufficiently explains the types of derivatives in which the Fund may invest and the specific risks associated with each type of derivative contract. Specifically, the “Principal Investment Strategies” section states that the Manager may use OTC derivatives as a substitute for direct investments in equities and that the Manager also may use derivatives: (i) in an attempt to reduce investment exposures (which may result in a reduction below zero); (ii) in an attempt to adjust elements of the Fund’s investment exposure; and (iii) as a substitute for securities lending. The “Principal Investment Strategies” section further states that the derivatives the Fund may use include options, futures, warrants, swap contracts and reverse repurchase agreements. In addition, the Registrant notes that the Statement of Additional Information filed in connection with the June 2012 update contains additional description of the risks associated with each of these derivative instruments within the “Descriptions and Risks of Fund Investments” and “Uses of Derivatives” sections.

2.        Given that “Real Estate Risk” and “Short Sales Risk” are listed as principal risks of investing in the Fund, please consider whether the Fund’s investment strategy section should be revised to explicitly address the Fund’s investments in these types of instruments.

Response: The requested changes have been made. The Registrant has clarified in its principal investment strategies disclosure that the Fund may have exposure to any asset class (e.g., non-U.S. equity, U.S. equity, emerging country equity, emerging country debt, non-U.S. fixed income, U.S. fixed income, and real estate) and short sales.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP